UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

February 2, 2009
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(b) **Resignation of Named Executive Officer**

On February 2, 2009, Cynthia S. Murray, Executive Vice President, Chief Merchandising Officer of the Stage Division of Stage Stores, Inc. (the "Company") resigned.

Item 8.01. **Other Events.**

On February 5, 2009, the Company issued a News Release announcing the resignation of Cynthia ("Cinny") Murray as Executive Vice President, Chief Merchandising Officer of the Stage Division of the Company. The News Release is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. **Financial Statements and Exhibits.**

(d) **Exhibits**

99 News Release issued by the Company on February 5, 2009 announcing the resignation of Cynthia ("Cinny") Murray as Executive Vice President, Chief Merchandising Officer of the Stage Division of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

February 6, 2009   /s/ Edward J. Record
   (Date)   Edward J. Record
                                                                       Executive Vice President and
                                                                       Chief Financial Officer